Aligos Therapeutics, Inc.

One Corporate Dr., 2nd Floor

South San Francisco, CA 94080

June 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Laura Crotty

Re:	Aligos Therapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333-257466)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-257466) (the “Registration Statement”) of Aligos Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on June 30, 2021, or as soon as practicable thereafter, or at such other time as our legal counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043 or John Williams at (415) 395-8223.

Thank you for your assistance in this matter.

Very truly yours,

Aligos Therapeutics, Inc.

By:	/s/ Lesley Ann Calhoun
Lesley Ann Calhoun
Executive Vice President, Chief Financial Officer

CC:	Lawrence M. Blatt, Ph.D., Aligos Therapeutics, Inc.
Lucinda Y. Quan, Aligos Therapeutics, Inc.
Mark Roeder, Latham & Watkins LLP
John Williams, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP